     As filed with the Securities and Exchange Commission on August 25, 2003
                                                                  No. 333-105458

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                 AMENDMENT NO. 1
                                       to


                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                   MIDAS, INC.
             (Exact name of registrant as specified in its charter)

                 Delaware                               36-4180556
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
      incorporation or organization)
                           1300 Arlington Heights Road
                             Itasca, Illinois 60143
                                 (630) 438-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------
                                  Alvin K. Marr
                  Vice President, Secretary and General Counsel
                                   Midas, Inc.
                           1300 Arlington Heights Road
                             Itasca, Illinois 60143
                                 (630) 438-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------
    Copies of all communications, including communications sent to agent for service, should be sent to:

                             Carter W. Emerson, P.C.


                              KIRKLAND & ELLIS LLP

                             200 East Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                                 ---------------
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]




The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                  SUBJECT TO COMPLETION, DATED AUGUST 25, 2003


PROSPECTUS

                                   MIDAS, INC.

                                  Common Stock


         This prospectus relates to 1,000,000 shares of common stock which may be sold from time to time by the selling stockholders named herein, or their transferees, pledgees, donees or successors. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers of our common stock or through any other means described in the section entitled "Plan of Distribution" beginning on page 10.


         The prices at which the selling stockholders may sell the shares registered under this prospectus will be determined by prevailing market prices for the shares or in negotiated transactions. We will not receive any of the proceeds from this offering.

         Our common stock is listed on The New York Stock Exchange under the symbol "MDS." The closing price of our common stock on The New York Stock Exchange on August 22, 2003 was $12.85.


                                 _______________


         Investing in the shares involves risks. See "Risk Factors" beginning on page 1.


                                 _______________

         These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have they determined if the information in this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                     , 2003

                                TABLE OF CONTENTS


                                                      Page
                                                      ----

The Company .........................................   1
Risk Factors ........................................   1
Forward-Looking Statements ..........................   6
Use of Proceeds .....................................   7
Selling Stockholders ................................   7
Plan of Distribution ................................  10
Experts .............................................  12
Legal Matters .......................................  12
Where You Can Find More Information .................  12


     You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The common stock is not being offered in any jurisdiction where the offering is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

                                      (i)

                                   THE COMPANY

       As used herein, and except where the context otherwise requires, the terms "we," "us," "our" and "Midas" include Midas, Inc. and its consolidated subsidiaries. Midas' principal executive offices are located at 1300 Arlington Heights Road, Itasca, Illinois 60143, and its telephone number is (630) 438-3000.

                      WARRANTS HELD BY SELLING STOCKHOLDERS



       The shares of common stock which may be sold by the selling stockholders are issuable under warrants we issued to them. The exercise price of the warrants is $0.01 per share. Warrants to purchase 500,000 shares are currently exercisable and warrants to purchase another 500,000 shares may become exercisable on January 4, 2004. For more information about the warrants, see the section entitled "Selling Stockholders" beginning on page 7.


                                  RISK FACTORS

Risks Related to our Business

We have incurred significant losses and negative cash flows from operations in recent quarters and may not be able to improve our financial performance



       We incurred losses of $33.6 million for the year ended December 28, 2002 and $6.4 million for the quarter ended March 29, 2003. We have negative cash flows from operations for the same periods. In addition, our strategic initiatives to transform our business model will result in substantial charges over the next several quarters, including a substantial charge to reflect an estimate of the redemption value of outstanding warranty claims associated with the lifetime guarantee of Midas genuine products. Although we are undertaking aggressive efforts to cut costs and increase our cash flows, it is possible that the steps we have taken and plan to take in the future will not be successful or of sufficient impact for us to achieve profitability or maintain positive cash flows.


We rely on franchising for a substantial portion of our operating revenues

       Midas relies on franchising for a substantial portion of its operating revenues. Therefore, Midas' business is dependent on the ability of its franchisees to deliver high quality services. Midas franchisees are independent contractors and are not Midas employees. We provide training and support to our franchisees, but the quality of franchised store operations may be diminished by any number of factors beyond our control. Midas has been introducing a new business model, which requires Midas franchisees to perform more technologically complex repairs and maintenance than historically has been the case and which, in turn, requires greater investment in personnel and equipment. Consequently, not all Midas franchisees may successfully operate stores in a manner consistent with Midas standards and requirements or hire and train qualified managers, technicians and other store personnel. If they do not, Midas' image and reputation may suffer, and system-wide sales and profitability could decline.

Midas is subject to franchising regulations

       Midas is subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor/franchisee relationship. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, Midas may become subject to litigation with, or other claims filed with state or federal authorities by, franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of shops, advertising expenditures, franchise renewal criteria or express violations of agreements. There can be no assurance that compliance problems will not be encountered from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations could have a material adverse effect on our financial condition and results of operations.

Midas faces a number of risks in changing the business model of both its retail auto service and wholesale auto parts distribution businesses



       Midas is in the process of changing its business model. In the retail auto service business, Midas is repositioning from a business model focusing on the servicing and replacement of mufflers, brakes and shock absorbers and struts to a complete line of services, including climate control, electrical, chassis and maintenance services. The change in business model has had, and will continue to have, a number of consequences which may adversely affect our financial results. For example, company-operated and franchised shops have and will continue to spend capital on training, new personnel and equipment in order to successfully implement the new business model. The focus on the new model has also resulted in a decline in new franchise sales and a reduction in the total number of Midas shops. While same store sales have been maintained or improved at shops that have made the transition, there can be no assurance that the change in the long run will be successfully marketed, that consumers will accept the new model or that the remaining shops will be willing or able to successfully make the transition. The inability to maintain or improve same store sales as result of the above factors may have an adverse effect on our business, financial condition and operations.


       In the wholesale auto parts distribution business, Midas has been extending product offerings, rationalizing the number of distribution centers and moving aggressively to reduce costs and improve operating efficiency. Because the business continues to be unprofitable, Midas is in the process of closing all but one of its distribution centers in the United States and transferring this business to Auto Zone, Inc. If this new model does not result in increased profit, our business, financial condition and results of operations may be adversely affected.


International operations subject Midas to additional risks

       International operations and franchise fees outside of North America comprised approximately 2.7% of consolidated net revenue during the fiscal year ended December 28, 2002. A substantial portion of this revenue came from the master licensee in Europe and South America, Magneti Marelli, S.p.A., a member of the Fiat Group. Their ability to perform under the license agreement is dependent to a large extent on their financial condition and other factors outside of Midas' control.

Midas operates in highly competitive markets

       The automotive services industry is highly fragmented and highly competitive. Direct competitors exist for Midas' retail auto service shops and wholesale auto parts distribution business.

       Midas shops compete with national, regional and local specialty chains, both franchised and company-owned, car dealerships, independent repair shops and service bays of mass merchandisers. We believe the principal competitive factors in the markets served by Midas shops are, in no particular order, customer service and reputation, shop location, name awareness and price. Midas also competes with businesses of the types noted above and with other parties in the sale of franchises. Competitive factors include startup costs, royalty rates, franchisee support and the financial performance of existing centers.

       With respect to the sales of automotive parts and equipment to franchisees, competition is based on availability, price, ability to provide prompt delivery and the quality of support services. Midas' distribution business competes with a number of manufacturers and distributors of automotive parts and equipment. In addition, Parts Warehouse, Inc. competes with a number of distributors for "just-in-time" parts sales. Many of our competitors are large and have a substantially longer operating history than Midas. Many competitors have greater financial resources than do we. There can be no assurance that Midas or individual Midas shops will be able to compete effectively.

Advances in automotive technology could adversely affect the business

       The demand for the services offered by Midas shops could be adversely affected by continuing developments in automotive technology. Automotive manufacturers are producing cars that last longer and require service and maintenance at less frequent intervals. For example, some manufacturers now recommend that consumers change oil at 10,000 mile intervals and replace spark plugs and other engine components at 100,000 miles, a significant increase from the mileage intervals recommended for earlier models and those currently recommended by most manufacturers. In addition, the improvement in original equipment manufacturers' parts quality has in the past reduced, and may in the future reduce, demand for Midas products, adversely affecting Midas sales. Improvement in the quality of parts manufactured may extend the useful lives and warranties of those parts and may reduce demand for Midas products and services by decreasing the frequency of replacement or refurbishment of those parts. In turn, longer and more comprehensive warranty programs offered by automobile manufacturers and other third parties also could adversely affect the demand for Midas services. We believe that a majority of new automobile owners have their cars serviced by a dealer during the period the car is under warranty. In addition, advances in automotive technology continue to require Midas to incur additional costs to update its technical training program and upgrade the diagnostic capabilities of Midas shops.

Midas is subject to cycles in the general economy

       A downturn in the economy may delay or reduce consumer purchases of Midas products and services, which could adversely affect our revenues. Many factors affect the level of consumer spending on automotive services, including, among others, general business conditions, interest rates, gasoline prices, the availability of consumer credit and consumer confidence in future economic conditions. Consumer purchases of regular service interval maintenance generally are reduced during recessionary periods when disposable income is lower.

Midas is subject to a decline in the usage of automobiles

       While the number of automobiles registered in the United States has steadily increased, a reduction in the number of miles driven by automobile owners would adversely affect the demand for Midas products and services. For example, when the retail cost of gasoline increases, the number of miles driven by automobile owners typically decreases, which results in longer regular service intervals and fewer repairs.

The automotive repair industry is subject to consumer protection regulation

       National automotive repair chains have been the subject of investigations and reports by consumer protection agencies and the Attorneys General of various states. Publicity in connection with such investigations can have an adverse effect on the financial condition and results of operations of a company. In addition to such investigations, state and local governments have enacted numerous consumer protection laws.

Midas is subject to seasonality in its results of operation

       Midas' business is seasonal in nature. We have historically experienced a drop in demand during the first and fourth quarters. In particular, severe weather in winter months may make it difficult for consumers in affected parts of the country to travel to Midas shops to obtain services.

Midas depends on its suppliers

       Midas depends upon close relationships with suppliers of automotive parts and equipment and its ability to purchase products at prices and on terms comparable to similarly situated companies. Midas' ability to purchase at comparable prices and terms is the result of its volume of purchases from these manufacturers. Although we maintain supply contracts with our suppliers, we believe alternative sources exist for most of the products that we distribute. With the exception of our strategic alliance with Auto Zone, Inc., the loss of any one supplier is not expected to have a material adverse effect. However, if a new supplier is not obtained in a timely manner and upon acceptable terms, our operations may be adversely affected. As a result of our strategic alliance with Auto Zone, over the next six months we expect to become more dependent on Auto Zone, who is expected to handle approximately 85% of the weekly distribution of Midas genuine parts and other automotive parts to Midas dealers in North America. Accordingly, the loss of, or a significant deterioration in our relationship with, Auto Zone could have a material adverse effect on our sales, profitability and cash flow.

Midas must commit resources to maintain and develop its brand

       If Midas fails to continue to maintain and develop the Midas brand name, future revenues could be adversely affected. We believe that maintaining and developing the Midas brand name is critical to our success, and that the importance of brand recognition may increase as competitors offer products similar to Midas' products. Midas incurs substantial marketing expenditures to create and maintain brand loyalty, as well as to increase awareness of its brands. If Midas' brand-building strategy is unsuccessful, these expenses may never be recovered, and Midas may be unable to increase its future revenues or implement its business strategy.

Failure to protect Midas' intellectual property could reduce its competitiveness

       Midas relies on trademark, trade secret, patent and copyright law to protect its intellectual property, including the Midas brand name. Midas cannot be sure that these intellectual property rights can be successfully asserted or will not be invalidated, circumvented or challenged in the future. In addition, laws of some of the foreign countries in which Midas products and services are or may be sold do not protect our intellectual property rights to the same extent as the laws of the United States. Midas' failure to protect its proprietary information, and any successful intellectual property challenges or infringement proceedings against Midas, could make Midas less competitive and could have a material adverse effect on its business, operating results and financial condition.

Inability to respond to consumer demands could adversely affect our performance

       An inability to respond to changes in consumer demands in a timely manner could adversely affect our revenues, and a failure to make continuous and successful new product and service introductions could result in declines in financial performance. Midas' success in general, and at Midas shops in particular, depends on its ability to identify, originate and define automotive product and service trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Midas automotive products and services must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Midas cannot assure that it will be able to continue to develop appealing automotive products and services or meet changing consumer demands in the future. If we misjudge the market for our products and services, we may be faced with significant excess inventories and sunk training and equipment costs for certain automotive products and services and missed opportunities for other products and services.

Midas is subject to extensive environmental regulation

       Environmental compliance costs and liabilities could have a material adverse effect on our financial condition. Midas operations and properties are subject to increasingly stringent laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges and waste management. Such laws and regulations can impose fines and criminal sanctions for violations and require the installation of costly pollution control equipment or operational changes to limit pollution emissions and decrease the likelihood of accidental hazardous substance releases. Some of our current and former properties have been used as gas stations and dry cleaners. Accordingly, Midas could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as a result of exposures to, or releases of, hazardous substances. In addition, stricter interpretation of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require Midas to incur costs or become the basis of new or increased liabilities that could reduce earnings and cash available for operations.

Midas relies on an adequate supply of skilled labor

       The provision of high quality maintenance services by Midas shops requires an adequate supply of skilled labor. In addition, the operating costs and operating revenues of such shops may be adversely affected by high turnover in skilled technicians. Trained and experienced automotive technicians are in high demand. In addition, the expansion of the Midas business model from muffler and brake service to more complicated automotive repairs has required many franchisees and company-operated shops to hire highly skilled full service automobile technicians. Accordingly, a shop's ability to increase productivity and revenues could be affected by its inability to attract and maintain the employment of skilled technicians necessary to provide the shop's services. There can be no assurance Midas or its franchisees will be able to attract and maintain an adequate skilled labor force necessary to operate these shops efficiently, or that labor expenses will not increase as a result of a shortage in the supply of skilled technicians, thereby adversely impacting our financial performance.

Midas is a leveraged company that requires debt to fund its business

       We currently have substantial debt on our balance sheet. As of March 29, 2003, we had total indebtedness of $179.1 million. The financing provided to Midas is subject to covenants that require Midas to achieve a certain level of cash flow performance and maintain compliance with certain leverage ratios. If Midas does not perform in accordance with these covenants, the institutions providing the funds have the option to withdraw their funding support. Additionally, Midas' new financing agreements expire on October 3, 2004. There can be no assurances that we will be able to re-finance our existing credit facilities when they expire.


To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.


       Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash is subject to some factors beyond our control, such as general economic, financial and industry conditions, competitive challenges and government regulations. We believe our cash flow from operations and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our credit facility in a sufficient amount to enable us to pay our indebtedness or to fund our other liquidity needs. We are likely to need to refinance all or a portion of our indebtedness on or before maturity. However, we might not be able to refinance any or all of our indebtedness on commercially reasonable terms, which would limit our flexibility to react to changes in general economic, financial and industry conditions, competitive challenges, pressures and adverse changes in government regulation and our ability to capitalize on significant business opportunities.


Midas' performance may be affected by acts of war or terrorism

       War or terrorist activities or the threat of them may increase the cost of doing business or otherwise impact Midas' financial performance.

Risks Related to our Common Stock and this Offering

This offering may negatively affect the price of the common stock

       Sales of substantial amounts of stock in the public market, or the perception that sales could occur, could depress the prevailing market price for our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

The $0.01 per share exercise price of the warrants may adversely affect the price of our common stock


       Because the warrant exercise price of $0.01 per share is so far below the market price of our common stock, the selling stockholders may be less concerned about the price they receive on sales of stock received on warrant exercises than stockholders who have paid more for their shares. This may negatively affect the price of our common stock.


The market price of our common stock will fluctuate and could fluctuate significantly

       Over the past twelve months, our common stock has traded between $4.30 per share and $14.19 per share and our daily volume has ranged from 3,500 shares to 675,000 shares. We cannot predict the extent to which the market price of our common stock will fluctuate during or following the offering. The stock market historically has experienced extreme price and volume fluctuations. These fluctuations may reduce the price of our common stock, without regard to or in a manner that is disproportionate to our operating performance. In the past, companies that have experienced volatility have sometimes been the object of securities class action litigation. Securities class action litigation, regardless of outcome, may result in substantial costs and a diversion of management's attention and resources.


We are subject to anti-takeover effects of certain charter and bylaw provisions and Delaware law

     We have provisions in our certificate of incorporation and bylaws which:

     . make it more difficult for a third party to acquire control of us, and discourage a third party from attempting to acquire control of us;

          . may limit the price some investors are willing to pay for our common stock;

          . enable us to issue preferred stock without a vote of our stockholders or other stockholder action;

          . provide for a classified Board of Directors and regulate nominations for the Board of Directors;

          . make it more difficult for stockholders to take certain corporate actions; and

          .    may delay or prevent a change of control.

     These and other provisions of our charter documents, as well as certain provisions of Delaware law, could delay or make more difficult certain types of transactions involving a change of control of Midas or our management. As a result, the price of our common stock may be adversely affected.

     Midas has preferred stock purchase rights attached to its common stock pursuant to a shareholder rights plan. This plan has anti-takeover effects because such rights, if triggered, will cause substantial dilution to a person or group that attempts to acquire Midas on terms not approved by the Board of Directors. The risk of substantial dilution may make it more difficult for a third party to acquire, or may discourage a third party from trying to acquire, our stock.


                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements" within the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. All forward-looking statements involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, contingencies and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The factors that could cause actual results to differ materially include, but are not limited to, the following: changes in financial markets, general economic conditions within the automotive repair industry, competitive factors and changes in the prices of our services, changes in the cost of our services, changes in services mix, changes in the regulatory environment, and other risks detailed in the "Risk Factors" section of this prospectus.

     You should consider carefully the statements under "Risk Factors" and other sections of this prospectus which address additional factors that could cause our actual results to differ from those set forth in this prospectus.

     We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

     Each of the selling stockholders will receive all of the proceeds from the sale of the common stock of each such selling stockholder offered under this prospectus. We will not receive any of the proceeds from the sale of the common stock offered under this prospectus.


                              SELLING STOCKHOLDERS

Material Relationships with the Selling Stockholders

     We entered into the Warrant Agreement with certain of our lenders listed below and issued the warrants to purchase 1,000,000 shares of our common stock at an exercise price of $0.01 per share as part of a comprehensive restructuring of our debt in March 2003. Warrants to purchase 500,000 shares were immediately exercisable at the time of issuance. The remaining warrants to purchase 500,000 shares become exercisable January 4, 2004, unless we repay $33 million of term debt under our credit facility by January 4, 2004, in which case such warrants to purchase 500,000 shares will be canceled.


     Prior to such restructuring, the lenders listed below with note (2) next to their names, referred to as revolver lenders, were lenders under our $100 million unsecured revolving credit facility, and the lenders listed below with note (3) next to their names, referred to as note lenders, were holders of our $45 million unsecured notes. The percentages of old revolving credit commitments of each revolver lender are specified in note (2) and the percentages of the $45 million notes held by each note lender are specified in note (3). The interest rate on the old credit facility was the prime rate plus 2.75% from November 12, 2002 to March 31, 2003. The interest rate on the notes was 6.89%. The initial maturity of the old revolving credit facility of January 2003 was extended to March 31, 2003, and the notes had a maturity date of April 15, 2005.

     As a result of the debt restructuring, new secured credit facilities were entered into in which Bank One, NA committed to provide up to $40 million in revolving loans and the revolver lenders and note lenders provided a $92.5 million Term Loan A and a $40 million Term Loan B in proportion to their prior loans (after reduction of the principal amount outstanding under the $100 million revolving credit facility to $87.5 million). The new facilities are secured by substantially all of the assets of Midas and expire on October 3, 2004. Interest on the revolving loan is payable monthly at the prime rate plus 2.75% or LIBOR plus 3.75%. Interest on a portion of the Term Loan A is fixed at 7.67%, while interest on the balance of the Term Loan A is payable monthly at the prime rate plus 5.0% or LIBOR plus 6.0%. The interest rate on the Term Loan B is fixed at 12.0% cash interest paid quarterly plus 6.0% paid-in-kind, which is added to principal and due at maturity. On January 4, 2004, the paid-in-kind interest rate will be increased to 8.0% if we fail to meet certain financial objectives.

     Availability under the revolving credit facility is based on a borrowing base, which takes into consideration our inventory and accounts receivable levels. The revolving credit facility is senior to both the Term Loan A and Term Loan B.

     The new facilities require maintenance of certain financial covenants including maximum allowable leverage and minimum net worth. No scheduled amortization payments are due. The facilities require mandatory prepayments from
(a) proceeds from the sale or disposition of our assets (other than the sale of inventory in the normal course of business and certain other exceptions), (b) 75% of excess cash flow (as defined), both of which are subject to minimum liquidity requirements and (c) the issuance of debt or the sale of stock.

     As part of the terms of the Warrant Agreement, Midas agreed to use commercially reasonable efforts to file with the Securities and Exchange Commission a registration statement providing for the registration of resales of the 1,000,000 shares of common stock of Midas. This prospectus forms a part of the registration statement required to be filed pursuant to the Warrant Agreement. We have agreed to pay all expenses incidental to the filing of this registration statement, but the selling stockholders will pay brokerage commissions or discounts or other expenses relating to the sale of the common stock offered by this prospectus.


     Credit Suisse First Boston, one of the revolver lenders, has acted as our investment bank since we became a public company in January 1998 and has been paid an annual retainer of $50,000. In addition, they acted as our financial adviser in connection with the sale and leaseback of real estate in fiscal year 2002, for which they received a $992,625 fee, which was equal to 2.5% of the gross proceeds on the sale and leaseback transaction.

Beneficial Ownership

     The following table sets forth the name of each selling stockholder, the number of shares of common stock beneficially owned by each selling stockholder as of May 20, 2003, and the number of shares being registered for sale by each selling stockholder. The shares of each selling stockholder offered by this prospectus may be offered by each such selling stockholder from time to time. The number of shares described below assumes that Midas does not achieve the financial objectives which would trigger the 50% reduction in share amount described above. Other than as set forth above, none of the selling stockholders has had a material relationship with Midas or its affiliates within the past three years other than as a result of the acquisition and ownership of the warrants described below. The shares offered by this prospectus may be offered from time to time by each selling stockholder or by its pledgees, donees, transferees, accounts for which it holds the shares as a nominee or investment advisor, other successors-in-interest or others receiving shares in a non-sale related transfer.

                                                            Number of                      Shares Owned After
                                                             Shares       Number of           Offering (1)
                                                           Owned Prior   Shares Being
Selling Stockholder                                        to Offering     Offered        Number       Percent
--------------------------------------------------------  ------------- -------------- ------------ -------------
Bank One, NA (2) .......................................     165,094        165,094         --            --
Credit Suisse First Boston (2) .........................     115,566        115,566         --            --
ABN AMRO Bank N.V. (2) .................................      82,547         82,547         --            --
BNP Paribas (2) ........................................      82,547         82,547         --            --
Mizuho Corporate Bank, Ltd. (2) ........................      82,547         82,547
The Northern Trust Company (2) .........................      82,547         82,547         --            --
U.S. Bank National Association (2) .....................      49,528         49,528         --            --
Connecticut General Life Insurance Company (3) .........      83,774         83,774         --            --
Connecticut General Life Insurance Company
 on behalf of one or more separate accounts (3) ........      36,227         36,227         --            --
Canada Life Insurance Company of America (3) ...........      18,113         18,113         --            --
Canada Life Insurance Company of New York (3) ..........       4,528          4,528         --            --
Southern Farm Bureau Life Insurance Company (3) ........      22,642         22,642         --            --
American General Life Insurance Company (3) ............      45,283         45,283         --            --
The United States Life Insurance Company in the
City of New York (3) ...................................      22,642         22,642         --            --
The Travelers Insurance Company (3) ....................      90,566         90,566         --            --
First Trenton Indemnity Company (3) ....................      15,849         15,849         --            --
TOTAL ..................................................   1,000,000      1,000,000         --            --

(1) The number of shares owned by the selling stockholders after the offering is based on the assumption that all of the selling stockholders will sell all of the shares registered hereby. Because the selling stockholders may offer all, some or none of their shares pursuant to this prospectus, no estimate can be given as to the number of shares that will be held by the selling stockholders after completion of the sale of the shares hereunder. See "Plan of Distribution."
(2)  Percentage of old revolving credit commitments of each revolver lender:

               Lender                                               Percentage
               ------                                               ----------

               Bank One, NA                                             25.00%
               Credit Suisse First Boston                               17.50%
               ABN AMRO Bank N.V                                        12.50%
               BNP Paribas                                              12.50%
               Mizuho Corporate Bank, Ltd.                              12.50%
               The Northern Trust Company                               12.50%
               U.S. Bank National Association                            7.50%
                                                                    ----------

               TOTAL                                                   100.00%

(3) Percentage of old unsecured notes of each note Lender:

        Lender                                                       Percentage
        ------                                                       ----------

        Connecticut General Life Insurance Company                       24.67%
        Connecticut General Life Insurance Company on                    10.67%
            behalf of one or more separate accounts
        Canada Life Insurance Company of America                          5.33%
        Canada Life Insurance Company of New York                         1.33%
        Southern Farm Bureau Life Insurance Company                       6.67%
        American General Life Insurance Company                          13.34%
        The United States Life Insurance Company                          6.66%
            in the City of New York
        The Travelers Insurance Company                                  26.67%
        First Trenton Indemnity Company                                   4.67%
                                                                      --------
        TOTAL                                                           100.00%

                              PLAN OF DISTRIBUTION

     The common stock being offered by the selling stockholders or their respective pledgees, donees, transferees, accounts for which they hold shares as a nominee or investment advisor, other successors-in-interest or others receiving shares in a non-sale related transfer will be sold from time to time in one or more transactions, which may involve block transactions, on the New York Stock Exchange or on such other market on which the common shares may from time to time be trading or in privately negotiated transactions, and may be sold in one or more of the following types of transactions:

       . in privately-negotiated transactions including block sales transactions;

       . through call or put contracts, futures contracts, options on future contracts, spot or forward contracts, caps, floors, collars or other hedging arrangements relating to the shares;

       . ordinary brokers' transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

       .  in the over-the-counter market;

       . purchases by brokers, dealers or underwriters as principal and resale by the purchasers for their own accounts pursuant to this prospectus;

       . "at the market" to or through market makers or into an existing market for the shares;

       . in an exchange distribution in accordance with the rules of such exchange;

       . through put or call option transactions relating to or covered by the shares (whether exchange listed or otherwise); or

       . any combination of the above methods of sale or any other legally available means.

The sale price to the public may be:

       .  the market price prevailing at the time of sale;

       .  a price related to such prevailing market price;

       .  at negotiated prices; or

       . such other price as the applicable selling stockholder determines from time to time.

     Each of the selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of its shares if such selling stockholder deems the purchase price to be unsatisfactory at any particular time.

     Each of the selling stockholders or their respective pledgees, donees, transferees, accounts for which they hold shares as a nominee or investment advisor, other successors-in-interest or others receiving shares in a non-sale related transfer may also sell their shares directly to market makers acting as principals or broker dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the applicable selling stockholders or the purchasers of shares to whom the broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer may be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders and any broker-dealers or agents that act in connection with the sale of shares offered in this prospectus may be deemed "underwriters" as that term is defined under the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be "underwriters," the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

     Each of the selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with such selling stockholder. Each of the selling stockholders also may sell shares short and redeliver the shares to close out such short positions. Each of the selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. Each of the selling stockholders also may lend or pledge the shares to a broker-dealer. The broker-dealer may sell shares so lent, or, upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Alternatively, each of the selling stockholders may sell all or any part of its common stock offered in this prospectus through an underwriter. Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. Upon our notification by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing (i) the name of the selling stockholders and of the participating broker-dealer, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable, (v) that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a pledgee, donee, transferee, account for which it holds shares as a nominee or investment advisor, other successor-in-interest or other receiving shares in a non-sale related transfer intends to sell more than 500 shares, we will promptly file a supplement to this prospectus.

     The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such Act, including without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

     Pursuant to the terms of the Warrant Agreement, Midas will reimburse, pay or cause to be paid all expenses associated with filing and maintaining the effectiveness of this registration statement. Other expenses incident to the offering and sale of the common stock by a selling stockholder, including brokerage and underwriting commissions, will be paid by such selling stockholder. Each of the selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

                                     EXPERTS

     Our balance sheets as of December 28, 2002 and December 29, 2001, and the related statements of operations, shareholders' equity and cash flows for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, have been audited by KPMG LLP, independent certified public accountants, as indicated in their report with respect thereto and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS


     The validity of the securities offered by this prospectus will be passed upon for us by KIRKLAND & ELLIS LLP, Chicago, Illinois, our legal counsel.


                       WHERE YOU CAN FIND MORE INFORMATION

     Filings: We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Registration Statement: We have filed a registration statement under the Securities Act of 1933 with the SEC with respect to the common stock offered under this prospectus. This prospectus is part of a registration statement. However, this prospectus does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered under this prospectus.


     Incorporation By Reference: We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus the documents listed below (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K) and any documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K, unless otherwise indicated therein) following the date of this prospectus and prior to the termination of the sale of the shares offered hereby:


     .   Our Annual Report on Form 10-K for the fiscal year ended December 28,
         2002.

     .   Our Quarterly Report on Form 10-Q for the quarter ended March 29,
         2003.


     .   Our Quarterly Report on Form 10-Q for the quarter ended June 28, 2003.


     . Our Current Reports on Form 8-K filed on April 30, 2003 and August 13, 2003.

     . The descriptions of our common stock, par value $.001 per share, and the rights associated therewith, which are contained in the section entitled "Description of Capital Stock of the Companies" in Exhibit 99 to our Registration Statement on Form 10-12/A No. 3 (Post-Effective Amendment No. 1) filed with the SEC on January 7, 1998 (File No. 1-13409).

     You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                         Director of Investor Relations
                                   Midas, Inc.
                          1300 Arlington Heights Road,
                             Itasca, Illinois 60143
                            Telephone: (630) 438-3000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Items 14.  Other Expenses of Issuance and Distribution.

The following is a statement of estimated expenses provided pursuant to Item 511 of Regulation S-K, subject to future contingencies, of the expenses to be incurred by the registrant in connection with the issuance and distribution of the securities being registered.


Securities and Exchange Commission registration fee ...................  $   661
Printing expenses .....................................................    5,000
Accounting fees and expenses ..........................................    5,000
Legal fees and expenses ...............................................   20,000
Miscellaneous expenses ................................................    1,339
                                                                         -------
Total .................................................................  $32,000


Item 15.  Indemnification of Directors and Officers

General Corporation Law

     We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "Delaware Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Certificate of Incorporation

     In accordance with Section 102(b)(7) of the Delaware Law, our Certificate of Incorporation, as amended (the "Charter"), provides that directors shall not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,

         (iii) certain transactions under Section 174 of the Delaware Law, which concerns unlawful payments of dividends, stock purchases or redemptions or (iv) transactions from which a director derives an improper personal benefit.

         The Charter provides that each person who is or was or had agreed to become a director or officer of Midas, or each person who is or was serving or who had agreed to serve at the request of the board of directors of Midas or an officer of Midas as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by Midas, in accordance with and pursuant to the By-Laws of Midas (the "By-Laws"). In addition, we may provide indemnification to our employees and agents to the extent provided by action of our board of directors pursuant to the By-Laws. We may also enter into one or more agreements with any person providing for indemnification greater or different than that provided in the Charter.

Bylaws

         The By-Laws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or officer of Midas or is or was serving at the request of Midas as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while servicing as a director, officer, employee or agent, will be indemnified and held harmless by Midas to the fullest extent authorized by the Delaware Law as the same exists or may in the future be amended (but, in the case of any such amendment, only to the extent that such amendment permits Midas to provide broader indemnification rights than Delaware Law permitted Midas to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974 or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as described in the following paragraph with respect to Proceedings to enforce rights to indemnification, we will indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the board of directors or Midas. Our board of directors may provide indemnification to employees and agents of Midas to the same extent as provided to directors and officers of Midas.

         Pursuant to the By-Laws, if a claim described in the preceding paragraph is not paid in full by Midas within thirty days after a written claim has been received by Midas, the claimant may at any time thereafter bring suit against Midas to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will also be entitled to be paid the expense of prosecuting such claim. The By-Laws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to Midas) that the claimant has not met the standards of conduct which make it permissible under the Delaware Law for Midas to indemnify the claimant for the amount claimed, but the burden of providing such defense will be on Midas. Neither the failure of Midas (including the board of directors of Midas, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware Law, nor an actual determination by Midas (including the board of directors of Midas, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

         The By-Laws provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the By-Laws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Charter, the By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. The By-Laws permit us to maintain insurance, at our expense, to protect ourselves and any director, officer, employee or agent of Midas or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Midas would have the power to indemnify such person against such expense, liability or loss under the Delaware Law. We have obtained liability insurance providing coverage to our directors and officers.

         The By-Laws provide that the right to indemnification conferred therein is a contract right and includes the right to be paid by Midas the expenses incurred in defending any such Proceeding in advance of its final disposition, except that if the Delaware Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, will be made only upon delivery to Midas of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the By-Laws or otherwise.

Item 16.  Exhibits

3(i).1 Certificate of Incorporation (incorporated by reference to Exhibit 3(i).1 to Midas, Inc. Registration Statement on Form 10/A No. 3 (Post-Effective Amendment No. 1) (Commission File No. 1-13409) (the "Form 10")).

3(i).2 Certificate of Amendment of the Certificate of Incorporation, dated December 30, 1997 (incorporated by reference to Exhibit 3(i).2 to the Form 10).

3(ii) By-Laws (as amended December 31, 1997) (incorporated by reference to Exhibit 4.4 to Midas, Inc. Registration Statement on Form S-8 relating to its Retirement Savings Plans (Registration No. 333-44625) (the "RSP Form S-8")).

4.1 Certificate of Designation of Series A Junior Participating preferred stock (incorporated by reference to Exhibit 4.3 to the RSP Form S-8).

4.2 Rights Agreement, dated as of December 31, 1997, between Midas, Inc. and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.5 to the RSP Form S-8).

4.3 Warrant Agreement by and among Midas, Inc. and certain lenders described therein dated March 27, 2003 (incorporated by reference to Exhibit 4.21 to Midas Annual Report on Form 10-K for fiscal year ended December 28, 2002).


*5.1 Opinion of Kirkland & Ellis LLP regarding the validity of the securities offered hereby.


*23.1               Consent of KPMG LLP.


*23.2               Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

+24.1               Power of Attorney.

* Filed herewith.

+ Previously filed.


Item 17. Undertakings.

          (a)  The undersigned registrant hereby undertakes:

               (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to
                          the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Midas certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Itasca and the State of Illinois, on the 25th day of August, 2003.


                                   MIDAS, INC.

                                    By: /s/ William M. Guzik
                                    -----------------------------
                                    William M. Guzik
                                    Senior Vice President and
                                    Chief Financial Officer





     Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons in the capacities indicated on behalf of the Registrant, this 25th day of August, 2003.


      Signature                                        Title
      ---------                                        -----

*
-----------------------------------  Chairman of the Board of Directors
Robert R. Schoeberl


/s/ Alan D. Feldman
-----------------------------------  President, Chief Executive Officer and
Alan D. Feldman                      Director (principal executive officer)

/s/ William M. Guzik
-----------------------------------  Senior Vice President and Chief Financial
William M. Guzik                     Officer (principal financial officer)

/s/ James M. Haeger, Jr.             Vice President and Controller (principal
-----------------------------------  accounting officer)
James M. Haeger, Jr.


*
-----------------------------------  Director
Thomas L. Bindley

*
-----------------------------------  Director
Archie R. Dykes

*
-----------------------------------  Director
Jarobin Gilbert, Jr.

* By: /s/ William M. Guzik
      --------------------
      Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.                                  Description
-----------                                  -----------

3(i).1 Certificate of Incorporation (incorporated by reference to Exhibit 3(i).1 to Midas, Inc. Registration Statement on Form 10/A No. 3 (Post-Effective Amendment No. 1) (Commission File No. 1-13409) (the "Form 10")).

3(i).2 Certificate of Amendment of the Certificate of Incorporation, dated December 30, 1997 (incorporated by reference to Exhibit 3(i).2 to the Form 10).

3(ii) By-Laws (as amended December 31, 1997) (incorporated by reference to Exhibit 4.4 to Midas, Inc. Registration Statement on Form S-8 relating to its Retirement Savings Plans (Registration No. 333-44625) (the "RSP Form S-8")).

4.1 Certificate of Designation of Series A Junior Participating preferred stock (incorporated by reference to Exhibit 4.3 to the RSP Form S-8).

4.2 Rights Agreement, dated as of December 31, 1997, between Midas, Inc. and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.5 to the RSP Form S-8).

4.3 Warrant Agreement by and among Midas, Inc. and certain lenders described therein dated March 27, 2003 (incorporated by reference to Exhibit 4.21 to Midas Annual Report on Form 10-K for fiscal year ended December 28, 2002).


*5.1 Opinion of Kirkland & Ellis LLP regarding the validity of the securities offered hereby.


*23.1        Consent of KPMG LLP.


*23.2        Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

+24.1        Power of Attorney.

* Filed herewith.
+ Previously filed.